                         [LETTERHEAD OF AIRGAS, INC.]

                                             April 29, 1997


Dear Fellow Stockholders:

          Your Board of Directors has announced the adoption of a new Stock Purchase Rights Plan (the "Plan"). I am enclosing a document called "Summary of Rights to Purchase Preferred Stock," which provides certain information about the Plan, and I urge you to read it carefully. This letter explains some of the Board's reasons for adopting the Plan.

          As you may be aware, the Company adopted in August 1988 a Stock Purchase Rights Plan (the "1988 Plan") which will expire in August 1998. In view of, among other things, the impending expiration of the 1988 Plan, the Board of Directors has determined to adopt the Plan, which like the 1988 Plan is intended to assure that all of the Company's stockholders receive fair and equal treatment in the event of any proposed takeover of the Company and to protect stockholders' interests in the event the Company is confronted with partial tender offers or other coercive or unfair takeover tactics. Instead of redeeming the rights issued under the 1988 Plan at a cost of approximately $170,000, the Board has amended the 1988 Plan during its remaining term so as to prevent it from having any effect when and if the new Plan is triggered.

          Because I believe it is important that we communicate the purpose of this Plan and its effect on you as stockholders as clearly as possible, I am outlining below the primary elements of the Plan:

          The Plan provides for a dividend of Rights which initially enables the stockholders to purchase shares of a newly authorized series of the Company's Preferred Stock. Each stockholder of record as of April 29, 1997 will receive one Right for each share of the Company's Common Stock owned.

          The Rights cannot be exercised until one of the following events occurs:

     - An individual or group acquires 15% (20% in the case of Peter McCausland or certain of his affiliates) or more of the Company's Common Stock (an "Acquiring Person"),

                               or

     -    An individual or group begins a tender offer for 15%
          (20% in the case of Peter McCausland or certain of his affiliates) or more of the Company's Common Stock.

          Shortly after one or more of these events occurs, the Company will send each stockholder a separate Right certificate.
The stockholder may then sell this Right or transfer it independent of the share of Common Stock with which it was previously associated.

          If a person or group becomes an Acquiring Person, each Right will entitle its holder (other than such person or group) to purchase, for the exercise price in effect under the Plan, a number of shares of the Company's Common Stock having a market value of twice such price.

          In addition, if the Company is acquired in a merger or other business combination, each Right will entitle its holder (other than the acquiror) to purchase, for the exercise price in effect under the Plan, a number of shares of the acquiror's Common Stock having a market value of twice such price.

          The Rights can be redeemed by the Company at a price of $.001 per Right up to ten days after the public announcement that someone has become an Acquiring Person. If, however, there has been a change in a majority of the Board as a result of a proxy contest, and a person who was a participant in the contest has indicated an intention to become (or the Board determines that such person intends to become) an Acquiring Person, then the redemption of the Rights will require the approval of a majority of the Continuing Directors of the Company. A "Continuing Director" is a member of the Board of Directors of the Company who is neither an Acquiring Person nor affiliated with an Acquiring Person and was either a member of the Board prior to the distribution of the Rights or subsequently became a member of the Board through recommendation or approval by a majority of the Continuing Directors. If the Rights are not redeemed by the Company, they will expire on April 1, 2007.

     The Plan is not intended, nor will it operate, to prevent an acquisition of the Company if the terms are favorable and fair to all stockholders. The Plan is designed to deal with the very serious problem of unilateral actions by hostile acquirors that are calculated to deprive your Board of the ability to determine the destiny of the Company. The declaration of the Rights dividend should not affect any prospective offer at a fair price to all stockholders and certainly will not interfere with a merger or other business combination approved by your Board of Directors.

     One overriding objective of the adoption of this Plan is to see that the excellent progress we have made in building value for our stockholders continues. While we are pleased with the progress we have made, there is still much to accomplish. The Board believes that adoption of the Plan will permit the Company to continue to implement the strategies responsible for the progress made to date.

                                   Sincerely,

                                   /s/ Peter McCausland

                                   Peter McCausland
                                   Chairman and Chief Executive
                                   Officer